Exhibit 18
February 27, 2012
Kaman Corporation
Bloomfield, CT

Ladies and Gentlemen:
We have audited the consolidated balance sheets of Kaman Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011, and have reported thereon under date of February 27, 2012. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2011. As stated in note 2 to those financial statements, the Company changed its method of accounting for pension plan assets. Previously, for its non-contributory qualified defined benefit pension plan, the Company used the market-related value of plan assets reflecting changes in the fair value of plan assets amortized over a four-year period. Under the new accounting method, the market-related value of plan assets reflects the actual change in the fair value of plan assets for the year. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,
/s/ KPMG LLP